DESCRIPTION OF REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12
OF THE SECURITIES EXCHANGE ACT OF 1934
The following description of our capital stock is not intended to be complete, does not describe every aspect of our securities, and is subject to, and qualified in its entirety by reference to, all the provisions of our amended and restated certificate of incorporation, as amended (the “Charter”), our Certificate of Designation of Series A Preferred Stock, as filed with the Delaware Secretary of State on February 2, 2022 (the “Series A Certificate of Designation”), our Certificate of Designation of Series B Preferred Stock, as filed with the Delaware Secretary of State on September 11, 2025 (the “Series B Certificate of Designation”), and our amended and restated bylaws (the “Bylaws”). We refer you to the Charter, the Series A Certificate of Designation, the Series B Certificate of Designation, and the Bylaws, copies of which have been filed as exhibits to our reports filed pursuant to the Securities Exchange Act of 1934, as amended, and incorporated by reference into the Annual Report on Form 10-K for the year ended December 31, 2025.
Authorized Capital Stock
As of March 10, 2026, our authorized capital stock consists of 12,500,000 shares, including (i) 12,000,000 shares of common stock, $0.30 par value per share (“common stock”), and (ii) 500,000 shares of preferred stock, $100 par value per share (“preferred stock”).
Common Stock
As of March 10, 2026, there were 4,571,382 shares of common stock outstanding.
Listing
Our common stock is listed on the New York Stock Exchange (“NYSE”) under ticker symbol “TISI.”
Dividends
Holders of shares of common stock are entitled to share equally and ratably in any dividends, subject, if preferred stock is then outstanding, to any preferential rights of such preferred stock.
Voting
Under the terms of our Charter, each share of common stock entitles the holder of record to one vote at all meetings of shareholders, and the votes are noncumulative. Except as required by law, holders of common stock vote together as one class.
Liquidation Preference
In the event of our dissolution, liquidation or winding up, whether voluntary or involuntary, the holders of common stock are entitled to share, on a pro rata basis, any assets or funds remaining after payment in full of all creditors and holders of preferred stock.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Computershare Investor Services.

Preferred Stock
Our board of directors (our “Board of Directors”) has the authority, without action by our shareholders, to issue preferred stock and to fix voting powers for each class or series of preferred stock, and to provide that any class or series may be subject to redemption, entitled to receive dividends, entitled to rights upon dissolution, or convertible or exchangeable for shares of any other class or classes of capital stock. The rights with respect to a series or class of preferred stock may be greater than the rights attached to our common stock. Our Board of Directors has designated 100,000 shares of preferred stock as Series A preferred stock which would have only been issued if the Purchase Rights (as defined below) had been triggered, as discussed in further detail below, and 105,000 shares of preferred stock as Series B preferred stock. The remaining 295,000 shares of preferred stock are undesignated. The effect of issuing preferred stock could include, among other things, one or more of the following:
•restricting dividends in respect of our common stock;
•diluting the voting power of our common stock or providing that holders of preferred stock have the right to vote on matters as a class;
•impairing the liquidation rights of our common stock; or
•delaying or preventing a change of control of us.
Series A Preferred Stock
The Series A preferred stock is reserved for issuance in connection with the previously outstanding rights to purchase from us ten one-thousandths of a share of Series A preferred stock (a “Purchase Right”) at a price of $70.00 per ten one-thousandths of a share of Series A preferred stock, subject to adjustment as provided in the Section 382 Rights Agreement, dated as of February 2, 2022, between us and Computershare Trust Company, N.A., as rights agent. Each share of our common stock previously included a Purchase Right, each of which expired on February 2, 2025, and no shares of Series A preferred stock were issued.
Series B Preferred Stock
Pursuant to that certain Securities Purchase Agreement, dated September 11, 2025 (the “Purchase Agreement”), by and between us and InspectionTech Holdings LP (the “Stellex Holder”), an affiliate of Stellex Capital Management LLC (collectively with the Stellex Holder and its affiliates, “Stellex”), on September 11, 2025, we issued to the Stellex Holder an aggregate of 75,000 shares of preferred stock designated as Series B preferred stock (such shares, the “Initial Preferred Shares”).
Pursuant to the Purchase Agreement, from time to time prior to September 11, 2027, we have the option to draw upon (a “Delayed Draw”) up to $30.0 million as a delayed draw, with 30,000 shares of Series B preferred stock issuable to the Stellex Holder (such shares, the “Delayed Draw Preferred Shares”), in minimum draw amounts of $5.0 million, subject to satisfying certain conditions, including pro forma compliance with a First Lien Net Leverage Ratio (as defined in the First Lien Term Loan Credit Agreement, dated as of March 12, 2025 among us, as borrower, the lenders party thereto and HPS Investment Partners, LLC, as agent) of 6.50 to 1.00. The Stellex Holder is not required to consummate a Delayed Draw more than once per calendar quarter. Undrawn amounts of Delayed Draw Preferred Shares will be subject to an undrawn commitment fee of 1.0% per annum (“Undrawn Fee”), payable quarterly (and on the date of each draw (in respect of accrued amounts related to the amount so drawn)), by adding such amounts to the Stated Value (as defined below) of the Series B preferred stock.

Returns on the Series B preferred stock will accrue on the Stated Value of the Series B preferred stock at a rate per annum of 10.5% but will be paid in cash only when, as and if declared by our Board of Directors out of legally available funds. At any time when such returns, compounded quarterly, have not been paid in cash, such returns will be compounded and added to the Stated Value of the Series B preferred stock. “Stated Value” means, for each share of Series B preferred stock, $1,000 (the “Initial Stated Value”), plus (i) all accrued and unpaid (including compounded) returns as of the most recent quarter end (if any) prior to such date, plus (ii) all accumulated and unpaid Undrawn Fees payable as of the most recent quarter end or issuance date of Delayed Draw Preferred Shares.
The Series B preferred stock will be redeemable at our option, from time to time, at the then-applicable Redemption Price (as defined below) (x) commencing after March 11, 2029, in whole or in part, or (y) after certain change of control transactions or other corporate events, in whole but not in part. The holders of the Series B preferred stock may require us to redeem the Series B preferred stock, in whole but not in part, on or after December 31, 2030, at the then-applicable Redemption Price. In the event that we fail to consummate such redemption: (i) the applicable return rate will increase by 1.75% per annum and will increase by an additional 1.75% per annum on each anniversary thereafter subject to a maximum return rate of 15% per annum and (ii) we are required to use commercially reasonable efforts to obtain additional capital to consummate such redemption.
In the event that we fail to obtain the Shareholder Approval (as defined in the form of warrant agreement attached as Exhibit B to the Purchase Agreement) following our 2026 Annual Meeting of Shareholders, the applicable return rate will increase by 1% per annum for so long as the Shareholder Approval has not been obtained.
The Series B preferred stock has no maturity date and ranks senior to the outstanding shares of common stock with respect to the payment of dividends and distributions in liquidation and junior to all of our existing and future liabilities, and has a redemption price (the “Redemption Price”) equal to the greater of (i) for the 42 month period after the issuance of the Initial Preferred Shares and the Delayed Draw Preferred Shares, respectively (and as applicable), 140% of the Initial Stated Value, less all returns previously paid in cash in respect of each such share of Series B preferred stock, and (ii) the Stated Value of each share of Series B preferred stock plus all accrued, but uncompounded, returns thereon and accrued and unpaid Undrawn Fees (the “Accreted Value”). Notwithstanding the foregoing, only the Accreted Value will be payable in connection with a change of control in which Stellex provides (including through roll-over amounts) the majority of the equity capital for such transaction.
Holders of the Series B preferred stock are not entitled to vote on matters with the common stock.
The Series B Certificate of Designation contains certain events of default and affirmative and negative covenants, including covenants that restrict our ability to (i) issue any equity security or security convertible into or exercisable for any equity security that does not rank junior to the Series B preferred stock with respect to its rights, preferences and privileges or increase the number of authorized shares of Series B preferred stock, (ii) purchase or redeem or pay any dividend on any of our capital stock ranking junior to the Series B preferred stock, (iii) make changes to the nature of our business, (iv) incur, assume or permit to exist additional indebtedness and guarantees and (v) make payments in respect of certain debt.

Certain Provisions of Our Charter, Bylaws and the DGCL
Our Charter, Bylaws and the Delaware General Corporation Law (the “DGCL”) contain provisions, which are summarized in the following paragraphs, that are intended to enhance the likelihood of continuity and stability in the composition of our Board of Directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile change of control and enhance the ability of our Board of Directors to maximize shareholder value in connection with any unsolicited offer to acquire us.
Authorized but Unissued Shares
The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without obtaining shareholder approval, except to the extent such approval is required by law or the listing requirements of the NYSE, the exchange on which our common stock is listed. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.
Pursuant to our Charter, shares of our preferred stock may be issued from time to time, and our Board of Directors is authorized to determine and alter all rights, preferences, privileges, qualifications, limitations and restrictions without limitation. See “Preferred Stock” above.
Election and Removal of Directors
Our Bylaws provide that a nominee to director shall be elected to our Board of Directors if, at a meeting of shareholders duly called and at which a quorum is present, the votes cast for such nominee’s election exceed the votes cast against such nominee’s election – i.e., the director receives a majority of the shareholder votes.
Notwithstanding the foregoing, directors shall be elected by a plurality of the votes cast at any such meeting of shareholders if, on the tenth (10th) day before we first mail our notice of meeting for such meeting of the shareholders, the number of nominees for directors exceeds the number of directors to be elected at such meeting. If directors are to be elected by a plurality of the votes cast, shareholders shall not be permitted to vote against a nominee. Abstentions and broker non-votes are not counted as votes cast for purposes of the election of directors and, therefore, will have no effect on the outcome of such election. Even if a nominee is not re-elected, he or she will remain in office as a director until his or her earlier resignation or removal.
The Charter and Bylaws provide that a director may be removed only for cause, as determined by the affirmative vote of the holders of at least a majority of the shares then entitled to vote in an election of directors, voting as a single class. The Charter provides that such shareholder vote may only be taken at a meeting of shareholders and not by written consent, the notice of which meeting expressly states such purpose.
Structure of the Board of Directors
Our Board of Directors currently consists of eight (8) members. Our Bylaws provide that our business and affairs shall be managed by or under the direction of not fewer than five (5) members at any given time. The exact number of directors may be increased or decreased, from time to time by action of our Board of

Directors. No decrease in the number of directors constituting our Board of Directors shall shorten the term of any incumbent director.
Our Bylaws provide that directors are divided into three classes: class I, class II and class III. Each class shall be as nearly equal in number of directors as possible.
Each director shall serve for a term ending on the third annual meeting following the annual meeting at which such director was elected; provided, however, that each director shall serve until his successor shall have been duly elected and qualified, unless he or she shall resign, become disqualified or disabled, or shall otherwise be removed.
Shareholder Action by Written Consent
Our Bylaws provide that any action which may be taken at any meeting of shareholders may be taken without a meeting and without prior notice, if a unanimous consent in writing, setting forth the action so taken, shall be signed by the holders of all of the outstanding shares entitled to vote thereon.
Special Meetings of Shareholders; Advance Notice Requirements for Shareholder Nominations
Our Bylaws provide that notice of the time and place of every meeting of shareholders and of the business to be acted on at such meeting shall be delivered at least 10 days but not more than 60 days before the meeting to each shareholder of record having voting power and entitled to such notice. A notice of special meeting must state the purposes of the meeting.
To be properly brought before an annual meeting of shareholders, any shareholder proposal or nomination for the Board of Directors must be received by our Secretary at our principal executive offices not less than 90 calendar days nor more than 120 days before the date of our proxy statement release to shareholders in connection with the previous year’s annual meeting of shareholders. If no annual meeting was held in the previous year, or if the date of the applicable annual meeting has been changed by more than 30 days from the date of the previous year’s annual meeting, then a shareholder’s notice, in order to be considered timely, must be received by the Secretary not later than the later of the close of business on the 60th day prior to such annual meeting or the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of such date was made.
Amendments to Governing Documents
The Charter provides that we may at any time and from time to time amend, alter, change or repeal any provision contained in the Charter, and any other provisions authorized by the DGCL may be added or inserted; provided, however, that any such action requires the affirmative vote of at least two-thirds (2/3) of the holders of all of the shares of our capital stock then entitled to vote in an election of directors, voting together as a single class.
Our Bylaws provide that in addition to any requirements set forth by the DGCL, the Bylaws may be adopted, amended or repealed by (i) the affirmative vote of at least 2/3 of the holders of all of the shares of our capital stock then entitled to vote in an election of directors, voting together as a single class, or by (ii) approval of a majority of our Board of Directors.

Limitation on Director Liability
The Charter provides that, to the fullest extent permitted by the DGCL, our directors will not be personally liable to us or our shareholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to us or our shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.
The Charter provides that if the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director will automatically be deemed eliminated and limited to the fullest extent permitted by the DGCL as so amended.
Certain Anti-Takeover Effects of Delaware Law
We are subject to Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years following the date of the transactions in which the person became an interested stockholder, unless:
•the transaction is approved by our Board of Directors prior to the date the interested stockholder obtained such status;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or
•on or subsequent to such date the business combination is approved by our Board of Directors and authorized at an annual or special meeting of shareholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our shareholders the opportunity to sell their stock at a price above the prevailing market price.